Exhibit 99.1

Medigus Broadens Availability of MUSE™ Through Distribution Agreement with

MELEKIRMAK in Turkey, Azerbaijan and Georgia

OMER, Israel, May 14, 2018 – Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and an innovator in direct visualization technology, today announced a distribution agreement in Turkey, Azerbaijan and Georgia with MELEKIRMAK (MELEKIRMAK SAĞLIK ÜRÜNLERİ TAŞIMACILIK GIDA TEKSTİL SANAYİ VE TİCARET LİMİTED ŞİRKETİ), a distributor of minimally invasive medical devices. The commercialization agreement took effect May 1, 2018, requiring MELEKIRMAK to purchase a minimum of approximately EUR 1 million of Medigus Ultrasonic Surgical Endostapler (MUSE™) equipment over the course of the five-year agreement.

“The addition of MUSE™ to our product portfolio allows us to meet the preferences of both patients and physicians by offering a more cost-effective and minimally invasive option for treating GERD” said Ozan Akin, President, MELEKIRMAK. “MUSE™ addresses an unmet need in long-term treatment for GERD by addressing its root cause, making it a very valuable extension to our offerings.”

“Similar to the profile of GERD in other Western populations, its prevalence in Turkey is comparable – upward of 23%i, with higher risks for females and older individuals,” said Chris Rowland, Chief Executive Officer of Medigus. “We are excited to provide a treatment solution to this addressable market that may be more attractive than surgery or lifelong medication for patients suffering from GERD.”

The MUSE system is a single-use flexible transoral stapler that merges the latest advancements in microvisual, ultrasonic and surgical stapling. The device comes equipped with an ultrasonic sight and range finder and a micro ScoutCam™ CMOS camera, which enables a single physician to perform an incisionless transoral fundoplication — the procedure intended to treat the anatomical cause of GERD, commonly referred to as acid reflux.

Those who experience symptoms such as heartburn or regurgitation twice a week or more, may be at risk for persistent GERD.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. Medigus makes persistent efforts to gain MUSE adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange Ltd.). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com

[i]	Bor, Serhat, Gul Kitapcioglu, and Elmas Kasap. “Prevalence of Gastroesophageal Reflux Disease in a Country with a High Occurrence of Helicobacter Pylori.” World Journal of Gastroenterology 23.3 (2017): 525–532. PMC. Web. 9 May 2018.